Exhibit 99.1

Optibase Ltd.
2 Gav Yam Center
7 Shenkar Street
Herzliya 46120, Israel

May 31, 2007

BY COURIER

Mr. David Mahlab, Chairman of the Board
Mr. Moshe Eisenberg, Chief Executive Office
Scopus Video Networks Ltd.
10 Ha'amal St., Park Afek
Rosh Ha'ayin 48092, Israel

Dear Messrs. Mahlab & Eisenberg:

Optibase Ltd. (“Optibase”) currently holds approximately 22.6% of the outstanding capital of Scopus Video Networks Ltd. (“Scopus”). In connection with the preparation of Optibase’s financial statements, certain financial information of Scopus is required in order for Optibase to comply with its disclosure obligations under applicable laws. We therefore request that Scopus provide us: (i) its consent to meet with an independent consultant, under a non-disclosure agreement, for the purpose of preparation of a Purchase Price Allocation Study. Optibase will receive only the results and conclusions of that study to be implemented in its financial statements according to GAAP and not the detailed information; and (ii) quarterly financial statements, including at least the consolidated balance sheet and income statement of Scopus for the applicable quarter, prepared in conformity with US GAAP, in a timely manner to allow us to comply with GAAP, and the signed audited consolidated annual reports of Scopus, prepared in conformity with US GAAP, accompanied with a comfort letter from your independent auditors.

Additionally, pursuant to Section 66(b) of the Companies Law of 1999, we hereby request that Mr. Alex Hilman will be appear as a director nominee in the proxy statement of Scopus for its next annual general meeting.

Sincerely,

OPTIBASE LTD. By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer